

08031445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC Mail Processing
Section

APR 22 2008

Washington, DC

SEC FILE NUMBER
8- 66889

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTERNATIVE ASSET INVESTMENT
                              MANAGEMENT SECURITIES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___650 FIFTH AVE___   ___FIFTH FLOOR___
                    (No. and Street)

___NEW YORK___   ___NY___   ___10019___
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___JOHN P COMPARATO CPA PC___
          (Name – if individual, state last, first, middle name)

___PO BOX 588___ ___STONY BROOK___ _____ _____
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 25 2008 *E*
THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____VICTOR PARM_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC___, as of ___DEC 31___, 20_07___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007



JOHN P. COMPARATO C.P.A., P.C.

P.O. Box 588 ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.2877 Fax

February 12, 2008

To the Members
Alternative Asset Investment Management Securities LLC

We have audited the accompanying statements of financial condition of Alternative Asset Investment Management Securities LLC as of December 31, 2007 and the related statements of operations, members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Alternative Investment Management Securities LLC as of December 31, 2007, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Alternative Asset Investment Management Securities LLC. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

John P. Comparato

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ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS

Cash	$125,870
Commissions Receivable	114,872
Prepaid Expenses	10,164
	250,906

FIXED ASSETS

Net of Accumulated Depreciation of $1,899	9,517

TOTAL ASSETS	$260,423

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES

Accounts Payable and Accrued Expenses	$ 26,299
Corporate Taxes Payable	8,500
	34,799

MEMBERS' CAPITAL	225,624
	$ 260,423

THE ACCOMPANING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

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ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE	$1,583,720
EXPENSES	
Commissions Expense	195,870
Professional Fees	164,883
Payroll & Payroll Taxes	21,223
Regulatory Fees & Clearing Costs	10,973
Rent Expense	42,000
Office Expense	62,192
Dues & Subscriptions	10,274
Travel & Entertainment	60,006
Telephone	20,395
Other Expenses	37,751
TOTAL EXPENSES	625,567
NET INCOME BEFORE INCOME TAXES	958,153
PROVISION FOR INCOME TAXES	<51,753>
NET INCOME	$ 906,400

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES, LLC.

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance Dec. 31, 2006	$2,065,504
Contribution	517,525
Distributions	<2,797,805>
Net Income	906,400

Balance, December 31, 2007	$225,024
	=========

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES, LLC.

STATEMENT OF CHANGES IN CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income <Loss>	$ 906,400
Increase in Accounts Payable & Accrued Expenses	26,299
Increase in Commission Receivables	<114,872>
Increase in Taxes Payable	8,500
NET CASH PROVIDED BY OPERATING ACTIVITES	$ 826,327
CASH FLOWS USED BY OPERATING ACTIVITES	<700,457>
NET INCREASE IN CASH	125,870
CASH AT BEGINNING OF YEAR	--
CASH AT END OF YEAR	$125,870

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - NATURE AND BUSINESS AND ORGANIZATION

Alternative Asset Investments Management Securities LLC (the "Company") incorporated under the laws of the State of New York, as a registered broker-dealer with the Securities and Exchange Commission. The company is also a member of a National Association of Securities Dealers, Inc. The company's registration because effective in 2002.

NOTE 2 – SIGNIFICANT ACCOUNTING PRINCIPLES

a) The Company records securities transactions (and related commission revenue and expense) on a settlement date basis. Revenues and expenses would not be materially different if reported on a trade basis.

b) The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement actual results may differ from estimated amounts.

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform and Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2007 the Company had net capital of $91,071 which exceeded requirements of $5,000 by $86,071.

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL

Total Ownership Equity	$ 225,624
Add:	
Liabilities Subordinated to Claims of General Creditors	
Allowable In Computation of Net Capital	--
Other (Deductions) or Allowable Credits	--
Total Capital and Allowable Subordinated Liabilities	$ 225,624
Deductions and/or Charges:	
Non-Allowable Assets	
Commissions Receivable	<114,872>
Prepaid Expenses	<10,164>
Fixed Assets	<9,517>
Net Capital Before Haircuts on Securities Position	$ 134,553
Haircuts on Securities Positions	--
Net Capital	$ 91,071

AGGREGATE INDEBTEDNESS

Items Included In the Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	26,299
Corporate Taxes Payable	8,500
	34,799

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	5,000
Excess Net Capital @ 1000%	86,071
Ratio: Aggregate Indebtedness to Net Capital	.14

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INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
Alternative Asset Investment Management Securities, LLC

We have examined the financial statements Alternative Asset Investment Management Securities LLC. for the year ended December 31, 2007 and have issued our report therein dated February 12, 2008. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which included the procedure for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a)(11) and the procedures of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, of verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or in complying with the requirements for the prompt payment for securities under section 8 of the Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for the customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related cost of control procedures and practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also,

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Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions of the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph may not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Alternative Asset Investment Management Securities LLC. as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

The report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

John P. Comparato

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